[redacted]

15048486

SEC Mail Processing Section
RECEIVED
MAR 02 2015
Wash., D.C.
194

AB 3/12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52121

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Burch & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4151 N. Mulberry, Suite 235
(No. and Street)

Kansas City (City) MO (State) 64116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

A. Randall Burch (816) 842-4660
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bruce Culley CPA PC
(Name – *if individual, state last, first, middle name*)

3000 NE Brooktree Ln, # 210 (Address) Gladstone (City) MO (State) 64116 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KW 3/13

OATH OR AFFIRMATION

I, A. Randall Burch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Burch & Company, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jenifer L Burch
Notary Public Notary Seal
State of Missouri County of Platte
My Commission Expires 08/01/2016
Commission # 12375281

A. Randall Burch
Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRUCE D. CULLEY, C.P.A., P.C.
3000 BROOKTREE LANE, SUITE 210
GLADSTONE, MISSOURI 64119
816-453-1040 FAX: 816-453-0721
bruceculley@sbcglobal.net

Member American Institute of Certified Public Accountants

Member Missouri Society of Certified Public Accountants

BURCH & COMPANY, INC.

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2014

BURCH & COMPANY, INC.

Table of Contents

BRUCE D. CULLEY, C.P.A., P.C.
3000 BROOKTREE LANE, SUITE 210
GLADSTONE, MISSOURI 64119
816-453-1040 FAX: 816-453-0721
bruceculley@sbcglobal.net

Member American Institute of
Certified Public Accountants

Member Missouri Society of
Certified Public Accountants

Independent Auditor's Report

The Board of Directors
Burch & Company, Inc.
Kansas City, Missouri

I have audited the accompanying statement of financial condition of Burch & Company, Inc. as of December 31, 2014, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of Burch & Company, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Burch & Company, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information (Computation of Net Capital under Exchange Act Rule 15c3-1, 17 C.F.R. § 240.15c3-1, and Computation for Determination of the Reserve Requirements under Exhibit A of Exchange Act Rule 15c3-3, 17 C.F.R. § 240.15c3-3) has been subjected to audit procedures performed in conjunction with the audit of Burch & Company, Inc.'s financial statements. The supplemental information is the responsibility of Burch & Company, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Bruce Culley
Certified Public Accountant

Gladstone, Missouri
February 26, 2015

BURCH & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS	
Cash	$ 188,769
Prepaid expenses	38,281
Accounts receivable:	
Officer	17,086
Other	1,841
Property and equipment, net of accumulated depreciation of $24,201	64,073
Deferred taxes	13,142
Total assets	$ 323,192
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts payable	$ 50,089
Payroll liabilities	12,327
Accrued interest payable	3,750
Accrued income taxes payable	868
Deferred taxes	10,475
Subordinated borrowings	346,999
Total liabilities	424,508
Stockholder's equity	
Common stock, $1 par value, 30,000 shares authorized, 1,000 issued and outstanding	1,000
Additional paid-in capital	38,946
Retained earnings (deficit)	(141,262)
Total stockholder's equity	(101,316)
Total liabilities and stockholder's equity	$ 323,192

See notes to the financial statements.

BURCH & COMPANY, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2014

REVENUES	
Mergers and acquisitions retainer and success fees	$ 8,234,776
Administrative fees	437,425
Reimbursed expenses	224,239
Commissions	849
Total revenues	8,897,289
EXPENSES	
Commissions	7,561,093
Employee compensation and benefits	383,067
Arbitration	256,500
Professional services	281,986
Rent	51,801
Registration fees, insurance and bonding	195,223
Office expenses	35,963
Other administrative expenses	46,478
Total expenses	8,812,111
Income from operations	85,178
OTHER INCOME (EXPENSE)	
Interest income	597
Interest expense	(32,983)
Loss on disposal of property and equipment	(8,235)
Total other income (expense)	(40,621)
Income before income taxes	44,557
INCOME TAXES	
Current expense	1,794
Deferred expense	12,123
Net income	$ 30,640

See notes to the financial statements.

BURCH & COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Stockholder's equity, beginning of year	$ 1,000	$ 38,946	$ (171,902)	$ (131,956)
Net income	-	-	30,640	30,640
Stockholder's equity, end of year	$ 1,000	$ 38,946	$ (141,262)	$ (101,316)

See notes to the financial statements.

BURCH & COMPANY, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2014

Subordinated borrowings, beginning of year	$ 346,699
Changes in subordinated borrowings	-
Subordinated borrowings, end of year	$ 346,699

See notes to the financial statements.

BURCH & COMPANY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 30,640
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	4,826
Deferred tax expense	12,123
Interest added to officer receivable	(597)
Loss on disposal of property and equipment	8,235
(Increase) decrease in current assets and increase (decrease) in current liabilities	
Retainers and administrative fees receivable	34,611
Prepaid expenses	1,232
Accounts payable	14,364
Payroll tax liabilities	9,992
Income tax payable	868
Accrued interest payable	(830)
Total adjustments	84,824
Net cash provided by operating activities	115,464
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of property and equipment	(52,175)
Proceeds from the sale of property and equipment	7,000
Net cash used by investing activities	(45,175)
CASH FLOWS FROM FINANCING ACTIVITIES	
Officer advances, net	(11,745)
Increase in cash	58,544
Cash, beginning of year	130,225
Cash, end of year	$ 188,769
Supplemental Disclosures:	
Interest paid during the year	$ 33,813
Income taxes paid during the year	$ 126
Noncash Financing and Investing Transactions	
Accrued interest receivable added to amount due from officer	$ 597

See notes to the financial statements.

BURCH & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

Burch & Company, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company is primarily involved in licensing of mergers and acquisition professionals to accommodate any securities related to middle market mergers and acquisition transactions.

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue Recognition

The Company earns advisory revenues through success fees based upon the occurrence of certain events which may include announcements or completion of various types of financial transactions and also through retainer fee arrangements. Revenue is recognized when: 1) there is a contractual arrangement with a client; 2) agreed upon services have been provided; 3) fees are fixed or determinable; and 4) collection is reasonably assured.

Retainers and Administrative Fees Receivable

Receivables are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts, and balances that are still outstanding after reasonable collection efforts have been made are written-off. At December 31, 2014 it was determined that no valuation allowance was necessary

Concentrations

Financial Instruments

Financial instruments that potentially subject the Company to significant concentrations consist principally of cash and accounts receivable. The Company places its cash with high credit quality financial institutions which maintain FDIC insurance such that deposits are fully covered by insurance.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Income Taxes and Tax Positions

Current and deferred income taxes are determined in accordance with FASB ASC Topic 740. Under FASB ASC Topic 740, the amount of current and deferred taxes payable or refundable is recognized utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Deferred taxes relate to: (a) the timing of the deductibility of interest expense on shareholder loans, (b) the use of accelerated depreciation methods and the election to expense property acquisitions for income tax purposes, (c) the deduction of certain prepaid expenses for tax purposes when paid and writing them off for book purposes over the period benefited, and (d) the benefit of net operating loss and contribution carryforwards. Net operating loss carryforwards at December 31, 2014 consist of approximately $25,000 of state amounts that can be used to offset taxable income through 2023.

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2014, management has determined that there are no material uncertain income tax positions. The Company's income tax returns are subject to examination by taxing authorities for a period of three years from the date they are filed. As of December 31, 2014, the tax returns for the years 2011 to 2013 are subject to examination.

The components of the deferred tax asset and liability on the statement of financial condition as of December 31, 2014, relate to the following:

Temporary Difference	Asset	Liability	Related Statement of Financial Condition Account
Interest expense	$ 9,800	$ -	Shareholder loan
Operating loss carryforward	1,541	-	
Contribution carryforward	1,801	-	
Depreciation	-	2,819	Property and equipment
Insurance	-	7,656	Prepaid expenses
	$13,142	$ 10,475	

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Property and Depreciation

Property and equipment at December 31, 2014, consists of the following and is depreciated using accelerated and straight-line methods over the following lives:

	Balance	Lives
Office furniture and computer equipment	$ 38,050	5 – 10 years
Automobile	50,224	5 years
	88,274	
Less accumulated depreciation	(24,201)	
	$ 64,073	

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company defines cash equivalents as demand deposits, money market funds and any highly liquid debt instruments with a maturity of three months or less at the time of purchase.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the percentage of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2014, the Company had net capital of $121,735 which was $116,735 in excess of its required net capital of $5,000. The percentage of aggregate indebtedness to net capital was 55.07%

BURCH & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS – CONTINUED
DECEMBER 31, 2014

NOTE 3 – SUBORDINATED BORROWINGS

The borrowings under subordination agreements at December 31, 2014, are as follows:

10% Loan Due November 30, 2016	$ 171,999
12% Loan Due July 1, 2016	100,000
5% Loan Due July 1, 2016	50,000
5% Loan Due July 1, 2016	25,000
	$ 346,999

The subordinated borrowings are available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 4 – RELATED PARTY TRANSACTIONS

Officer Receivable

During 2014, the Company made advances of $14,612 to its officer/shareholder under a 3.5% demand note. Repayments on the note were $2,867, and interest of $597 was added. The balance outstanding at December 31, 2014 was $17,086.

Subordinated Borrowings

During 2014, the Company paid $31,629 of interest on the 10% and 12% subordinated borrowings due the officer/shareholder.

NOTE 5 – OPERATING LEASE

Effective on August 1, 2010, the Company entered into a lease agreement for office space which expires on December 31, 2015. Future minimum payments due under this lease are:

2015	$ 29,540

Rental expense for 2014 was $51,801.

NOTE 6 – DEFINED CONTRIBUTION PLAN

The Company has established a Simplified Employee Pension plan which provides for contributions of up to 25% of employee compensation. Accrued profit sharing contributions to the plan for the year ended December 31, 2014 are $16,628.

NOTE 7 – LITIGATION AND CONTINGENCIES

The Company is one of a number of defendants in a class action civil suit related to individual commercial real estate properties, all of which involve the same sponsor and issuer of securities from the 2006 to 2007 time periods. The properties were affected by the world-wide economic downturn, through the loss of tenants or an inability to refinance. The Company is a co-defendant with numerous other parties, including lenders, real estate brokers, title and escrow companies, attorneys and others. The Company's role was limited to serving as Managing Broker-Dealer and no claimants were customers of the Company. The claims are similar, if not identical, to previous class action suits brought against the Company which were subsequently dismissed in Orange County Superior Court.

This matter is being contested by the Company, however, the final outcome is uncertain and consequently no provision has been made for any potential liability. In the opinion of management, the amount of any loss, if any, that is not recovered from others would not be material to the Company's financial position.

During 2014 the Company settled two similar arbitration matters at a final cost of $256,500 and received insurance and other recoveries of $90,273.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 26, 2015 the date at which these financial statements were available to be issued, and determined there have not been any events that have occurred that would require adjustments to or disclosure in the financial statements.

SUPPLEMENTARY INFORMATION

BURCH & COMPANY, INC.
SUPPLEMENTARY INFORMATION
DECEMBER 31, 2014

I. Computation of Net Capital Under SEC Rule 15c3-1

Total stockholder's equity	$ (101,316)
Subordinated borrowings allowable in the computation of net capital	346,999
Deferred tax liability	10,475
Non-allowable assets	(134,423)
Net capital	121,735
Minimum net capital required, the greater of $5,000 or 6 2/3% of aggregate indebtedness	(5,000)
Excess net capital	$ 116,735
Aggregate indebtedness:	
Total liabilities	$ 424,508
Less deferred taxes	(10,475)
Less subordinated borrowings	(346,999)
Aggregate indebtedness	$ 67,034
Percentage of aggregate indebtedness to net capital	55.07%

II. Computation for Determination of Reserve Requirements under SEC Rule 15c3-3

The Company operates under the exemptive provisions of paragraph (k)(2)(B) of SEC Rule 15c3-3.

III. Information Relating to the Possession or Control Requirements under SEC Rule 15c3-3

The Company has complied with the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2014.

IV. Reconciliation Pursuant to SEC Rule 17a-5(d)(4)

Net Capital per December 31, 2014, Form X-17A-5	$ 109,399
Audit adjustments:	
Adjustment to retirement plan accrual	16,628
Additional accounts payable	(3,424)
Income taxes payable to actual	(868)
Net capital per Schedule I above	$ 121,735

Burch & Co. Inc.

EXEMPTION REPORT

During fiscal year 2014, to the best knowledge and belief of A. Randal Burch, President of Burch & Company, Inc. ("BCI"), BCI operated pursuant to exemption 15c3-3(k)(2)(i) as BCI did not hold customer funds or safe keep customer securities.

A Randal Burch

President

4151 N. Mulberry Drive, Suite 235 • Kansas City, MO 64116
Telephone 816-842-4660 • Fax 816-842-4662 • www.burchco.com

BRUCE D. CULLEY, C.P.A., P.C.
3000 BROOKTREE LANE, SUITE 210
GLADSTONE, MISSOURI 64119
816-453-1040 FAX: 816-453-0721

Independent Auditor's Review Report

Board of Directors
Burch & Company, Inc.
Kansas City, Missouri

I have reviewed management's statements, included in the accompanying exemption report, in which (1) Burch & Company, Inc. identified the following provisions of 17 C.F.R. 15c3-3(k)(2)(i) under which M & A Securities Group, Inc. claimed an exemption from 17 C.F.R. 240. 15c3-3(k)(2)(i) and (2) M & A Securities Group, Inc. stated that M & A Securities Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. M & A Securities Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about M & A Securities Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) under the Securities Exchange Act of 1934.

Bruce Culley
Certified Public Accountant

Gladstone, Missouri
February 26, 2015

BRUCE D. CULLEY, C.P.A., P.C.
3000 BROOKTREE LANE, SUITE 210
GLADSTONE, MISSOURI 64119
816-453-1040 FAX: 816-453-0721

Report on Internal Control Required by SEC Rule 17a-5 (alt 1)
for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

The Board of Directors
Burch & Company, Inc.
Kansas City, Missouri

In planning and performing my audit of the financial statements of Burch & Company, Inc., as of and for the year ended December 31, 2014, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule l7a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule l5c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule l7a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.
Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bruce Culley
Certified Public Accountant

Gladstone, Missouri
February 26, 2015

BRUCE D. CULLEY, C.P.A., P.C.
3000 BROOKTREE LANE, SUITE 210
GLADSTONE, MISSOURI 64119
816-453-1040 FAX: 816-453-0721
bruceculley@sbcglobal.net

Member American Institute of Certified Public Accountants

Member Missouri Society of Certified Public Accountants

Burch & Company, Inc.

Agreed-Upon Procedures

Form SIPC-7

BRUCE D. CULLEY, C.P.A., P.C.
3000 BROOKTREE LANE, SUITE 210
GLADSTONE, MISSOURI 64119
816-453-1040 FAX: 816-453-0721
bruceculley@sbcglobal.net

Member American Institute of Certified Public Accountants

Member Missouri Society of Certified Public Accountants

Independent Auditor's Report on Agreed-Upon Procedures Performed Relative to Form SIPC-7

Board of Directors
Burch & Company, Inc.
4151 N. Mulberry Drive, Suite 235
Kansas City, Missouri 64116

In accordance with Rule 17a5(e)(4) under the Securities Exchange Act of 1934, I have performed procedures enumerated below with respect to the accompanying General Assessment Reconciliation (form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the twelve months ended December 31, 2014, which were agreed to by Burch & Company, Inc. and SIPC solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listing assessment payment in Form SIPC-7 with the respective cash disbursement entry in the Company's general ledger, noting no differences.

2. Compared and reconciled the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, to the amounts reported on Form SIPC-7 for the twelve months ended December 31, 2014, and noting no differences.

3. There were no adjustments reported in Form SIPC-7.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and its supporting schedules and work papers (Focus Reports and General Ledger) supporting there were no adjustments, noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences. There was not overpayment noted.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters may have come to my attention that would have been reported to you.

This report is intended solely for the information and the use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Bruce Culley
Certified Public Accountant

Gladstone, Missouri
February 26, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended ______________
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Burch & Company Inc.
4151 N Mulberry Dr., Ste 245
Kansas City, MO 64116-4600

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Randy Burch
(816) 842-4660

2. A. General Assessment (item 2e from page 2) $ 21,416

B. Less payment made with SIPC-6 filed (exclude interest) (6,750)

____
Date Paid

C. Less prior overpayment applied (______)

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 14,666

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 14,694

H. Overpayment carried forward $(28)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Burch & Company Inc.
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

Dated the 22 day of January , 20 15.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ______________
and ending ______________

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 8,897,887
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Reimbursed Expenses E&O, Loan Fees, Insurance (Deductions in excess of $100,000 require documentation)	(331,609
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 8,566,279
2e. General Assessment @ .0025	$ 21,416 (to page 1, line 2.A.)